UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission File Number 000-27261

CH2M HILL RETIREMENT AND

TAX-DEFERRED SAVINGS PLAN

9191 South Jamaica Street

Englewood, Colorado 80112

(Full title and address of the plan)

CH2M HILL Companies, Ltd.

9191 South Jamaica Street

Englewood, Colorado 80112

(Name of issuer of the security held pursuant to the plan and the address of its principal executive office)

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and CH2M HILL Retirement Program Trustees

CH2M HILL Retirement and Tax-Deferred Savings Plan

Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CH2M HILL Retirement and Tax-Deferred Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS&H LLLP

June 19, 2015

Denver, Colorado

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31,
	2014	2013
Investments, at fair value (Notes 3 and 4):
Money market funds	$102,075	$109,912
Common/collective trust and wrap contracts	105,497	123,814
Mutual funds	696,813	787,730
Institutional investment funds	746,818	623,120
Company common stock	723,124	1,013,078
Total investments, at fair value	2,374,327	2,657,654

Receivables:
Employer contributions	12,451	13,335
Participant loans	30,041	28,928
Total receivables	42,492	42,263

Net assets reflecting all investments at fair value	2,416,819	2,699,917

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,518)	(1,743)

Net assets available for benefits	$2,415,301	$2,698,174

See notes to financial statements.

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Statement of Changes in Net Assets Available for Benefits

(In thousands)

For the Year Ended
December 31, 2014
Contributions:
Employee	$107,052
Employer match	49,947
Rollovers	6,390
Total contributions	163,389

Investment income (loss):
Interest and dividend income	37,821
Net realized and unrealized depreciation in fair value of investments (Notes 3 and 4)	(182,053)
Total investment loss	(144,232)

Interest on participant loans receivable	1,307

Participant distributions	(303,337)

Net decrease in net assets available for benefits	(282,873)

Net assets available for benefits:
Beginning of year	2,698,174

End of year	$2,415,301

See notes to financial statements.

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

(1)Plan Description

The following description of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) is provided for general informational purposes only. Participants and all others should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established and sponsored by CH2M HILL Companies, Ltd. (the “Company” or “Plan Sponsor”) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As of January 1, 2000, most domestic subsidiaries of the Company (“Affiliated Employers”) have adopted the Plan. Some of these Affiliated Employers have adopted different provisions relating to eligibility, defined contributions, and matching contributions as described in the Plan document. The Company and its Affiliated Employers that have adopted the Plan are hereafter referred to as Member Employers.

Administration

The Plan is administered by at least three, but no more than seven, trustees who are appointed by the Chief Executive Officer of the Company. Fidelity Investments Institutional Operations Company, Inc. is the recordkeeper for all Plan assets. Fidelity Management Trust Company (“FMTC”) is the custodian for all Plan assets, except for shares of Company common stock held by the Plan. The trustees serve as custodians of the Company common stock.

Eligibility

All employees of Member Employers are eligible to participate in the Plan except leased employees, consultants, nonresident aliens with no U.S. source income, illegal aliens, employees whose terms and conditions of employment are governed by the McNamara-O’Hara Services Contract Act or the Davis-Bacon Act who are performing services as well as other Craft workers at certain projects and named locations. Except for certain employees of Operations Management International, Inc. (“OMI”), a wholly-owned subsidiary of the company, employees covered under a collective bargaining agreement are not eligible. OMI allows eligible employees to participate on the first day of the month following their date of hire. Employees of Industrial Design Corporation and Paragon Structural Design, both wholly-owned subsidiaries of the Company, are eligible to participate on the first day of the first full pay period following their date of hire.  All other employees of Member Employers are eligible to participate on their date of hire. Employees are automatically enrolled to contribute 2%, increasing by 1% per year up to 6%, of their total annual compensation as defined by the Plan, 60 days after eligibility requirements are met.

Employee Contributions

A participating employee may elect to contribute on a pre-tax basis and through Roth deferrals from 1% to 50% of their total annual compensation (earned while a participant), as defined in the Plan. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees.  Employee contributions are subject to limitations as determined annually by the IRS (and the Puerto Rico Treasury with regard to Puerto Rico employees). Salary deferral contributions for both U.S. and Puerto Rico employees were limited to $17,500 in 2014. If the participant is 50 years of age or older during the Plan year and has met the annual IRS deferral limit, the participant may contribute a catch-up deferral of up to $5,500 in 2014.

Employer Matching Contributions

Each Member Employer may, but is not required to, make matching contributions for their respective eligible participants employed on the last day of the quarter and for retired, permanently disabled, or deceased participants who terminated employment during the quarter. All Member Employers elected to make matching contributions for the year ended December 31, 2014.

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Member Employers’ matching contributions, if any, may be made in an amount that is based on a percentage of the participant’s contributions for the calendar quarter up to 6% of the participant’s base compensation, or limited to a specified dollar amount per employee. Generally, base compensation for purposes of the employer matching contribution is defined in the Plan as the participant’s basic hourly rate of pay on the last day of the calendar quarter times the number of regular work hours for such calendar quarter. For the year ended December 31, 2014, OMI matched 50% of each of its grandfathered participants’ deferral contributions capped at $200 per Plan year.  All other Member Employers matched 83.33% of the first 6% of each employee’s base compensation contributed to the Plan by the participant. Employer matching contributions can be made in either cash or the Company’s stock.  If the contributions are made in cash, they are invested in the same manner as the employee’s contribution.  If the matching contributions are made in stock, they remain in the Company’s stock until the participant receives a full distribution.

Defined Contributions

OMI is required to contribute a defined contribution amount of 3% of each non-grandfathered participant’s base compensation on a quarterly basis.  This defined contribution is included in the employer match contributions on the statement of changes in net assets available for benefits for the year ended December 31, 2014. No discretionary defined contributions were made for 2014.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Vesting

Participants are immediately vested in their salary deferral contributions and transfers from other qualified plans, plus net earnings thereon.

Vesting in employer matching and defined contributions plus net earnings thereon is based on years of service for all Member Employers’ participants, as follows:

Years of service	Percentage vested
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participants earn one year of credited service for each full year of service, as defined by the Plan document.

The value of a participant’s matching contributions and defined contributions shall become fully vested upon death, permanent disability, attainment of age 65, or upon reaching age 55 and completion of 5 years of service.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) can be used to offset employer matching, defined contributions, and pay Plan expenses. During 2014, forfeitures totaling $294,245 were used to pay administrative expenses of the Plan and $0 were used to offset employer contributions. Unallocated forfeitures available as of December 31, 2014 and 2013 were $5,322,544 and $2,945,250, respectively.

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Distributions and Withdrawals

If a participant in the Plan terminates employment with the Company and the value of the vested portion of the participant’s account in the Plan does not exceed $1,000, the vested portion of the participant’s account in the Plan will be distributed to the participant in a lump sum cash payment as soon as reasonably practicable.

If a participant in the Plan terminates employment with the Company and the value of the vested portion of the participant’s account in the Plan is greater than $1,000, the participant may request an immediate distribution or may elect to defer distribution until a later date. Participants may request partial distributions of their account balance; however, participants may not take a partial distribution from the Company stock fund.  Company stock that was contributed by a Member Employer to a participant’s account may only be sold if the participant takes a full distribution of his or her account balance. If distribution is deferred, the participant’s account will remain in the Plan until the participant requests a distribution. Effective September 23, 2014, the Plan was clarified to state that if originally a full distribution was requested in stock but was not able to be fully cleared, the distribution automatically becomes an allowable partial distribution.  Distributions from the Plan, however, must begin when the participant reaches his or her required beginning distribution date.  Generally, a participant’s required beginning distribution date is April 1 of the calendar year following the later of: 1) the participant’s attainment of age 70½ or 2) as long as the participant is not a 5% owner in the calendar year in which the participant retires.

A participant who has reached age 59½ may request a distribution of the participant’s employee contribution account or the participant’s rollover account even if the participant has not terminated employment with the Company and the Affiliated Employers.

When a participant requests a distribution from the Plan, the distribution will be made in a lump sum payment in cash or in-kind as soon as reasonably practicable. If the participant’s account in the Plan includes Company common stock and the participant elects to receive a lump sum payment in cash, the portion of the participant’s account invested in Company common stock will be distributed in cash as soon as reasonably practicable after the Company common stock is sold on the internal market or to the Company. On some trade dates there may not be sufficient buyers to permit distributions to all participants whose requests for distributions are pending. In that case, distribution of some or all of the portion of a participant’s account invested in Company common stock may be delayed until a subsequent trade date.  Effective September 23, 2014, the Plan was clarified to state that if the full distribution is not made because the Trustee was unable to liquidate enough shares on the internal market, the stock will remain in the participant’s account and the participant must submit a new election to sell it during a subsequent quarterly trade.

If a participant dies while employed by the Company or a Member Employer, distribution of the participant’s account in the Plan will be made to the participant’s spouse or, if the participant’s spouse has given proper consent or if the participant has no spouse, to the beneficiary designated by the participant. A surviving spouse of a deceased participant may delay distribution of the participant’s account in the Plan for up to five years from the date of death or until the participant would have reached age 70½, whichever is later. A distribution from the account will be made in accordance with the procedures described in the previous paragraph.

The Plan permits a participant to obtain a hardship withdrawal from the participant’s employee contribution account or rollover contribution account if there is an immediate and heavy financial need that may not reasonably be met by the participant’s other resources. The amount of a hardship withdrawal may not exceed the amount required to meet the immediate financial need, including any taxes or penalties resulting from the withdrawal, and may be subject to various other limitations.

The Plan allows for in-service withdrawals of rollover accounts and allows for Roth in-Plan conversions.

Loans

Participants may borrow from their fund account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance (excluding Company common stock).  Loans issued cannot exceed five years, or in the case of a loan for the acquisition of a primary residence of a borrower, 25 years.  Interest rates for loans issued are commensurate with the interest rates being charged at the time a loan is made under similar circumstances by financial institutions in the community in which the Company’s principal office is located. Loans are collateralized by the vested balance in the participant’s account, and

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

bear interest at rates ranging from 3.25% to 10.5%, with various maturity dates through November 28, 2039, at December 31, 2014. Principal and interest are paid ratably through payroll deductions. Participant loans are recorded in the financial statements at an amortized cost plus accrued interest.

Participant Accounts

A separate account is maintained for each Plan participant. Each Participant’s account is credited or charged with the Participant’s contributions, the employer’s matching contribution, if any, an allocable portion of the employer’s defined contribution, if any, and an allocation of the Plan’s net earnings or losses and expenses. Earnings and losses for each fund are allocated to the individual accounts on a daily basis. The benefit to which each participant is entitled is the vested portion of the participant’s account.

Investment Options

As of December 31, 2014, the Plan has various investment options, including a money market fund, a common/collective trust fund and wrap contracts, mutual funds, institutional investment funds, and Company common stock.

Except for investments in Company common stock, participants generally may transfer amounts among investment alternatives on each business day. Participant contributions can only be transferred in and out of Company common stock as of a quarterly trade date subject to the restrictions noted under distributions and withdrawals.

(2)Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Money market funds are generally carried at cost, which approximates fair value.  Institutional investment funds are valued by reference to the respective funds’ underlying assets, which are primarily collective funds, as discussed below. The fair value of the Company’s stock is determined as discussed below. The common/collective trust is stated at fair value using the net asset value as a practical expedient and then adjusted to contract value as described below.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measure attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan is invested in investment contracts through the Fidelity Managed Income Portfolio II, a common/collective trust; redemptions are allowed daily.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value, and the statement of changes in net assets available for benefits presents income at contract value.

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Institutional Investment Funds

The institutional funds include BTC LifePath funds and various other BTC funds which invest in a series of collective investment trusts managed by BlackRock Institutional Trust Company, N.A. (“BTC”). BTC uses enhanced index strategies within U.S. large capitalization equities, international equities and U.S. debt securities with the aim of adding extra return above their relevant index while maintaining broad diversification. In 2014, the Plan also added the Wells Fargo Advantage Discovery Institutional Fund. This fund seeks long-term capital appreciation by principally investing in small- and mid-capitalization growth companies that consist of core holdings, developing situations, and valuation opportunities. The institutional investment funds may be redeemed daily. The unit value is calculated by dividing the fund’s net asset value on the calculation date by the number of units of the fund that are outstanding on the calculation date. The fair value is estimated using the net asset value as a practical expedient. The number of units of the collective investment trust that are outstanding on the calculation date is derived from observable purchase and redemption activity in the collective funds. Accordingly, the Plan’s investment in the institutional investment funds are classified as Level 2 within the fair value hierarchy.

Company Common Stock

The Company is employee-controlled.  As a result, the Company’s stock is only available to certain employees, directors, eligible consultants, and benefit plans.  There is no market for the Company’s stock with the general public.  In order to provide liquidity to the Company shareholders, an internal market is maintained through an independent broker.

The internal market permits existing shareholders to offer for sale shares of the Company’s common stock on predetermined trade dates. Generally, there are four trade dates each year which typically occur approximately four weeks after the quarterly meetings of the Company’s Board of Directors (the “Board”).    The price of CH2M HILL common stock is established by the Board of Directors each quarter based on a company fair valuation methodology described in the CH2M HILL Prospectus, dated March 23, 2010, as filed with the SEC, as amended by the information contained in the subsequent annual, quarterly and current reports filed by CH2M HILL with the SEC pursuant to the Securities Exchange Act of 1934.    In order to determine the fair value of the common stock in the absence of a public trading market, our Board of Directors felt it appropriate to develop a valuation methodology to use as a tool to determine a price that would be a valid approximation of the fair value. In determining the fair value stock price, our Board of Directors believes that the use of a going concern component (i.e., net income, which we call profit after tax, as adjusted by the market factor) and a book value component (i.e., total stockholders’ equity) is a reasonable valuation process based on factors that are generally used in the valuation of equity securities. This formula is one of several factors considered by the Board of Directors as part of the total mix of information available to determine the fair value of our common stock. As part of the total mix of information that our Board of Directors considers in determining the fair value of our common stock, our Board of Directors reviews company appraisal information prepared by independent third party valuation experts and other available information.    The valuation methodology used to determine the stock price is subject to change at the discretion of our Board of Directors.

The investment in the Company’s stock was valued as of December 31, 2014 and 2013 at $45.93 and $61.75 per share, respectively. Effective October 31, 2014, the Board of the Company froze the Company stock fund as an investment option in the Plan, therefore Plan participants are no longer permitted to buy Company stock with elective deferrals. However, the Board may continue, at its discretion, to make Company matching contributions in Company stock. The Plan’s investment in the Company’s stock is classified as Level 3 within the fair value hierarchy.

Common/Collective Trust and Wrap Contracts

Fidelity Managed Income Portfolio II (the “Portfolio”) is a fully benefit responsive common/collective trust that invests in fixed-income securities or bond funds (and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrap” contract issued by a third party. Wrap contracts are purchased with the aim of maintaining the contract value of the Portfolio’s bond investments. As a target, a substantial percentage (up to 99%) of the Portfolio’s assets is underlying the wrap contracts, although this target may change from time to time.  Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant exchanges and withdrawals.

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

The crediting interest rate is based on a formula agreed by the issuer, but may not fall below 0%.  Crediting rates are reset quarterly. The contract value of this investment as of December 31, 2014 and 2013 was $103,978,412 and $122,070,730,  respectively, and had an average yield for the year ended December 31, 2014 and 2013 of 1.70% and 1.59%, respectively. The crediting interest rates were 1.38% and 1.14% at December 31, 2014 and 2013, respectively.

Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. Such events include the following: (a) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code; (b) establishment of a defined contribution plan that competes with the Plan for employee contributions; (c) any substantive modification to the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material effect on the Portfolio’s cash flow; (e) any communication given to participants by the Plan Sponsor, any other Plan fiduciary, or FMTC that is designed to induce or influence participants not to invest in the Portfolio or transfer assets out of the Portfolio; and (f) any transfer of assets from the Portfolio directly to a competing investment option.  The Plan trustees do not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

A wrap issuer may terminate a wrap contract at any time.  A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the Portfolio is limited or terminated as well as if all the terms of the wrap contract fail to be met.  In the event that the market value of the Portfolio’s covered assets is below contract value at the time of termination, the terminating wrap provider would not be required to make a payment to the Portfolio.

The common/collective trust is valued daily.  The valuation is based on the contractual terms of the underlying investment contracts and provides a daily mil rate for income accretion.   This mil rate is a blend of the contracts’ rate of return and the liquidity component’s daily mil rate.  The contracts’ rate of return is typically reset on a quarterly basis.  The common/collective trust’s daily value is calculated based on the contract value which is based on the provision of the contract(s).  As the underlying equity investments of the common/collective trust are valued based on observable market quotes, and there are observable transaction prices at the measurement date, the Plan’s investment in the common/collective trust is classified as Level 2 within the fair value hierarchy.

Income Recognition

Interest income is accrued when earned. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gains and losses are reflected in the accompanying financial statements as net appreciation/depreciation in fair value of investments and are determined as the difference between fair value as of the beginning of the year (or date purchased during the year) and selling price or year-end fair value.

Benefit Payments

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

The Plan pays for certain administrative expenses incurred in connection with the Plan. In addition, for the year ended December 31, 2014, other certain costs of the Plan were paid directly by the Member Employers.

(3)Fair Value Measurements

The Plan classifies its current investments into three categories; Level 1, which refers to securities valued using quoted prices from active markets for identical assets and includes mutual and money market funds; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available and includes the common/collective trust and institutional investment funds; and Level 3, which refers to securities valued based on significant unobservable inputs and includes Company common stock. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014 and 2013. For a detailed discussion of the Plan’s investments, see Note 2.

	Investment Assets at Fair Value as of December 31, 2014
(in thousands)	Level 1	Level 2	Level 3	Total
Money market fund	$102,075	$—	$—	$102,075
Common/collective trust and wrap contracts	—	105,497	—	105,497

Mutual funds:
Balanced funds	134,059	—	—	134,059
Growth funds	341,546	—	—	341,546
Fixed income funds	72,654	—	—	72,654
Value funds	148,554	—	—	148,554
Total mutual funds	696,813	—	—	696,813

Institutional investment funds	—	746,818	—	746,818
Company common stock	—	—	723,124	723,124
Total investment assets at fair value	$798,888	$852,315	$723,124	$2,374,327

	Investment Assets at Fair Value as of December 31, 2013
(in thousands)	Level 1	Level 2	Level 3	Total
Money market fund	$109,912	$—	$—	$109,912
Common/collective trust and wrap contracts	—	123,814	—	123,814

Mutual funds:
Balanced funds	154,127	—	—	154,127
Growth funds	408,635	—	—	408,635
Fixed income funds	66,830	—	—	66,830
Value funds	158,138	—	—	158,138
Total mutual funds	787,730	—	—	787,730

Institutional investment funds	—	623,120	—	623,120
Company common stock	—	—	1,013,078	1,013,078
Total investment assets at fair value	$897,642	$746,934	$1,013,078	$2,657,654

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements of the Plan’s Level 3 investment assets for the year ended December 31, 2014:

(in thousands)	Company common stock
Beginning Balance — January 1, 2014	$1,013,078
Net depreciation in fair value	(257,740)
Purchases	55,653
Payments to participants and sales	(87,867)
Ending Balance — December 31, 2014	$723,124

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Fair Value of Investments in Entities that Use Net Asset Value

The following table summarizes investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2014 and 2013, respectively.

	Fair Value	Unfunded	Redemption Frequency	Redemption
December 31, 2014	(in thousands)	Commitments	(if currently eligible)	Notice Period
Common/collective trust and wrap contracts	$ 105,497	n/a	Daily	n/a
Institutional investment funds	$ 746,818	n/a	Daily	n/a

	Fair Value	Unfunded	Redemption Frequency	Redemption
December 31, 2013	(in thousands)	Commitments	(if currently eligible)	Notice Period
Common/collective trust and wrap contracts	$ 123,814	n/a	Daily	n/a
Institutional investment funds	$ 623,120	n/a	Daily	n/a

(4)Investments

The following presents investments which exceed 5% of net assets available for benefits as of December 31, 2014 and 2013:

	2014		2013
(in thousands)	Shares/Units	Fair value	Shares/Units	Fair value
Fidelity Diversified International Fund	3,898	$134,058	4,184	$154,127
Fidelity Growth Company Fund	2,593	341,546	2,682	321,122
Company common stock *	15,744	723,124	16,406	1,013,078
BTC Equity Index Fund	12,862	200,472	13,605	186,459
BTC LifePath 2020 Q Class	10,907	$147,276	11,760	$150,369

* Includes non-participant directed investments

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(in thousands)
Company common stock	$(257,740)
Institutional investment funds	50,343
Mutual funds	25,344
Net depreciation	$(182,053)

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Information about the net assets and the significant components of the changes in net assets relating to the Company common stock, which include participant-directed and non-participant directed additions and deductions, as these amounts could not be segregated, is as follows:

(in thousands)
Additions to net assets attributed to:
Contributions and exchanges in	$55,653
Total additions	55,653

Deductions in net assets attributed to:
Benefits paid to participants	(78,505)
Net depreciation in fair value of investments	(257,740)
Transfers to participant-directed investments	(9,362)
Total deductions	(345,607)

Net decrease	$(289,954)

(5)Party-in-interest Transactions

Certain Plan investments, including the money market funds, mutual funds, and a common/collective trust are managed by Fidelity Investments. There is also one fund comprised of Company common stock.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Participants are allowed to borrow loans from their investment balances. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(6)Plan Termination

The Plan Sponsor has established the Plan and each of the participating Affiliated Employers have adopted the Plan with the intention and expectation that the Plan will continue indefinitely and that contributions will be made indefinitely, but no Member Employer shall be under any obligation to continue its contributions or its participation as a Member Employer or to maintain the Plan with respect to its employees for any given length of time. Any Member Employer may, in its sole and absolute discretion, completely discontinue its contributions or terminate its participation as a Member Employer at any time. The Plan Sponsor may, in its sole and absolute discretion, terminate the Plan at any time. In the event of the Plan termination, each participant’s account under the Plan shall become fully vested and non-forfeitable.

(7)Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor in a letter dated December 15, 2014 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since the date of the restatement however the Plan administrator believes that the Plan is designed and is currently being operated and administered in compliance with the applicable requirements of the IRC and, therefore, is tax-exempt.  Thus, no provision for income taxes has been included in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; consequently, the Plan is under audit by the IRS for the 2010 plan year. The Plan does not expect any material modification to the Plan as a result of this audit.

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Additionally, the Plan is under examination from the Department of Labor for the 2010 Plan year to present. The results of this examination are pending.

(8)Voting Rights of Company Common Stock

Each participant or beneficiary of a deceased participant shall have the right to direct the trustees as to the manner of voting and exercise of all other rights that a shareholder of record has with respect to shares of Company common stock that have been allocated to the participant’s account.  Unallocated Company common stock held by the Plan is voted by the trustees.

(9)Concentrations, Risks and Uncertainties

The Plan has a concentration of investments in the Company’s stock. A change in the value of the Company’s stock could cause the value of the Plan’s net assets available for benefits to change due to this concentration. The Company’s stock is not traded on a public stock exchange. It is only traded on an internal market. Absence of a public market may prevent participants from selling their participant directed portion of the Company’s stock and could cause participants to lose all or a portion of their investment in the Company’s stock.

The Plan provides for various investments in a common/collective trust and wrap contracts, money market funds, mutual funds, institutional investment funds, and the Company’s stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rates, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

(10)Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,	December 31,
(in thousands)	2014	2013
Net assets available for benefits per the accompanying financial statements	$2,415,301	$2,698,174
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,518	1,743
Net assets available for benefits per the Form 5500	$2,416,819	$2,699,917

Year ended
(in thousands)	December 31, 2014
Investment loss per the accompanying financial statements	$(182,053)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(225)
Total investment loss per the Form 5500	$(182,278)

(11)Subsequent Events

The Plan Sponsor has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the day the financial statements were issued.

CH2M HILL

Retirement and Tax-Deferred Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Effective January 1, 2015, the definition of Compensation for purposes of elective deferrals was amended to include base or regular pay only.

Additionally, effective January 1, 2015, the matching contribution formula was amended to be calculated based on elective deferrals up to a maximum amount of compensation.  The matching contribution formula is subject to change, but for 2015, CH2M HILL will contribute 50% of the first 6% of elective deferrals made each quarter up to a maximum of 3% of quarterly compensation.

Further, effective January 1, 2015, the defined contribution formula for OMI non-grandfathered participants will equal 0.6% of each non-grandfathered participant’s quarterly compensation.  Compensation for this purpose continues to mean quarterly base or regular pay and also includes bonuses and overtime paid during the quarter.

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

EIN# 46-5355183 Plan #004

		(c) Description of Investment,
		Including Maturity Date, Rate
		of Interest, Collateral, Par or	(e) Current
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Maturity Value	Value

*	Fidelity Managed Income Portfolio II	Common/Collective Trust and Wrap Contracts	$105,496,774

*	Fidelity Institutional Money Market Government Portfolio	Money Market	102,075,441

*	Fidelity Growth Company Fund	Mutual Fund	341,545,695
*	Fidelity Diversified International Fund	Mutual Fund	134,058,597
	Dodge and Cox Stock Fund	Mutual Fund	107,851,341
	Aston/River Road Select Value I	Mutual Fund	40,703,075
	Western Asset Core Plus Bond I	Mutual Fund	72,654,220
	Total mutual funds		696,812,928

	WFA Discovery Institutional Fund	Institutional Investment Fund	89,383,871
	BTC Equity Index Fund	Institutional Investment Fund	200,471,856
	BTC MSCI ACWI ex-U.S. IMI Index Fund	Institutional Investment Fund	8,573,852
	BTC Russell 2500 Index Fund	Institutional Investment Fund	31,436,763
	BTC Retirement Income Fund	Institutional Investment Fund	58,718,002
	BTC Lifepath 2020 Fund	Institutional Investment Fund	147,276,350
	BTC Lifepath 2030 Fund	Institutional Investment Fund	117,639,508
	BTC Lifepath 2040 Fund	Institutional Investment Fund	67,162,709
	BTC Lifepath 2050 Fund	Institutional Investment Fund	26,155,397
	Total institutional investment funds		746,818,308

*	CH2M HILL Companies, Ltd. Common Stock (historical cost of $390,419,649)	Company common stock Fund	723,123,830

*	Participant Loans	Interest rates range from 3.25% to 10.5%, with various maturity dates through November 2039, collateralized by vested participant account balances	30,040,946
	Total investments		$2,404,368,227

* Represents a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CH2M HILL Retirement and Tax-Deferred Savings Plan

Date: June 19, 2015	/s/ GARY L. MCARTHUR
Gary L. McArthur
Chief Financial Officer

Exhibit Index

The following exhibit is filed as part of this annual report:

Exhibit number	Description

23.1	Consent of Independent Registered Public Accounting Firm